

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

February 3, 2017

Anthony S. Marucci
President and Chief Executive Officer
Celldex Therapeutics, Inc.
Perryville III Building
53 Frontage Road, Suite 220
Hampton, NJ 08827

> **Re:** **Celldex Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 26, 2017**
> **File No. 333-215747**

Dear Mr. Marucci:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1.   We note that you filed a Form 8-K on November 29, 2016 disclosing the acquisition of Kolltan Pharmaceuticals, Inc. You indicated in this Form 8-K that the financial statements of the acquired business and pro forma financial information required by Item 9.01(a) and (b) of Form 8-K would be filed by amendment within 71 days. Please note that we will not be a position to accelerate the effective date of this Form S-3 until you have filed the required financial statements and pro forma financial information. Refer to the Instruction to Item 9.01 of Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jeffrey Gabor at (202) 551-2544 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Anthony O. Pergola, Esq.
        Lowenstein Sandler LLP